UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2012

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited (Registrant)

Date April 30, 2012	By	/s/ Wang Jian
Name: Wang Jian Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

 (A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

(1) MAJOR TRANSACTION

IN RELATION TO THE PURCHASE OF

TWENTY BOEING B777–300ER AIRCRAFT

AND

(2) DISCLOSEABLE TRANSACTION

IN RELATION TO THE SALE OF FIVE AIRBUS A340–600 AIRCRAFT

MAJOR TRANSACTION

On 27 April 2012, the Company (as the purchaser) entered into the Purchase Agreement with Boeing Company (as the seller) regarding the purchase of the Boeing Aircraft.

The Acquisition constitutes a major transaction of the Company under the Listing Rules as applied by the Stock Exchange and is subject to the approval of the shareholders of the Company.

The Company will issue and despatch to its shareholders the Circular as soon as possible but no later than 21 May 2012.

DISCLOSEABLE TRANSACTION

On 27 April 2012, the Company (as the seller) entered into the Disposal Agreement with Boeing Company (as the purchaser) regarding the disposal of the Airbus Aircraft.

The Disposal constitutes a discloseable transaction of the Company under the Listing Rules as applied by the Stock Exchange.

Both of the Acquisition and Disposal are subject to the approval by the shareholders of the Company in general meeting of the Company pursuant to the Shanghai Listing Rules. A notice of the general meeting of the Company containing, among others, details of the proposed resolutions for approving the Acquisition and Disposal respectively will be sent to the shareholders of the Company in due course.

THE PURCHASE AGREEMENT

On 27 April 2012, the Company (as the purchaser) entered into the Purchase Agreement with Boeing Company (as the seller) regarding the Acquisition.

To the best knowledge, information and belief of the Directors having made all reasonable enquiry, Boeing Company and its ultimate beneficial owner(s) are third parties independent of the Company and connected persons (as defined in the Listing Rules) of the Company, and are not connected persons of the Company.

Aircraft to be acquired	:	The Boeing Aircraft (i.e. twenty brand new Boeing B777–300ER aircraft)
Consideration	:

The aircraft basic price of the Boeing Aircraft in aggregate is approximately USD5.94 billion (equivalent to approximately RMB37.303 billion) based on the relevant price catalog in 2011. Such aircraft basic price comprises the airframe price and engine price.

The Purchase Agreement was negotiated and entered into in accordance with customary business and industry practice, under which Boeing Company has granted to the Company substantive price concessions with regard to the Boeing Aircraft. Such price concessions were determined after arm’s length negotiations between the Company and Boeing Company and as a result, the Consideration is significantly lower than the aircraft basic price of the Boeing Aircraft mentioned above.

Based on the Consideration, the relevant “percentage ratio” calculated under Rule 14.07 of the Listing Rules at the material time is above 25% but less than 100%. Accordingly, the Acquisition constitutes a major transaction of the Company under the Listing Rules as applied by the Stock Exchange.

In respect of the Acquisition, the Company understands its disclosure obligations normally required under Chapter 14 of the Listing Rules, and has therefore on a number of occasions raised the issue with Boeing Company in order to seek its consent to the Company’s disclosing certain otherwise required information (including the Consideration) in this announcement and the Circular. Nonetheless, Boeing Company, for business reasons and from a commercial perspective, did not accede to the Company’s request in this respect, and insisted on the preservation of the confidentiality carried with such information to the extent possible. The Company has made an application to the Stock Exchange for a waiver from strict compliance with the relevant provisions (including Listing Rules 14.58(4) and 14.66(4)) under the Listing Rules in respect of the disclosure of the Consideration.

The Company confirms that the extent of the price concessions granted to the Company under the Purchase Agreement is comparable to price concessions granted to the Company under the previous agreements regarding the purchase of brand new aircraft from Boeing Company. The price concessions granted to the Company under the Purchase Agreement will mainly affect the depreciation of aircraft in the operation cost of the Company. The Company believes that the price concessions obtained by the Company under the Purchase Agreement have no material impact on the Company’s operating costs taken as a whole.

The Company has also taken into account the current economic environment, the industry performance and the Company’s financial position, and considers that the extent of the price concessions granted to the Company under the Purchase Agreement are fair and reasonable and in the interests of its shareholders.

Payment terms and source of funding	:	The Consideration is payable by cash in United States dollars in instalments, and is, as currently contemplated, being funded through the Company’s working capital, bank loans from commercial banks and other sources of financing available to the Company.

Delivery	:	The Boeing Aircraft are expected to be delivered to the Company in stages from 2014 to 2018.
Major transaction	:

The Acquisition constitutes a major transaction of the Company under the Listing Rules as applied by the Stock Exchange and is subject to the approval of the shareholders of the Company.

Moreover, the Acquisition is also subject to the approval by the shareholders of the Company in general meeting of the Company pursuant to the Shanghai Listing Rules.

The Company will issue and despatch to its shareholders the Circular as soon as possible but no later than 21 May 2012.

A notice of the general meeting of the Company containing, among others, details of the proposed resolution for approving the Acquisition will be sent to the shareholders of the Company in due course.

THE DISPOSAL AGREEMENT

On 27 April 2012, the Company (as the seller) entered into the Disposal Agreement with Boeing Company (as the purchaser) regarding the Disposal.

To the best knowledge, information and belief of the Directors having made all reasonable enquiry, Boeing Company and its ultimate beneficial owner(s) are third parties independent of the Company and connected persons (as defined in the Listing Rules) of the Company, and are not connected persons of the Company.

Aircraft to be disposed of	:

The Airbus Aircraft (i.e. five Airbus A340–600 aircraft). They have been delivered to the Company during year 2003 and 2004. The average usage of the Airbus Aircraft is approximately 8.3 years.

The Airbus Aircraft currently mainly serves such long-haul international routes as Shanghai-to-New York and Shanghai- to-Los Angeles.

Consideration for the Disposal Agreement	:	The consideration for the Disposal Agreement is determined after arm’s length negotiation between the parties with reference to the unaudited book value of the Airbus Aircraft as at the Delivery Dates. As at 27 April 2012, the unaudited book value of the Airbus Aircraft is approximately RMB4.466 billion. The consideration price comprises the airframe price, accompanying engine price and accompanying accessories price.

Conditions	:

Completion of the Disposal is conditional upon the fulfilment or waiver by the relevant parties of, amongst others, the following conditions:

(1)  the Company has provided the relevant documentary evidence to prove its title ownership of the Airbus Aircraft to Boeing Company;

(2)  as at the Delivery Dates, there is no mortgage or priority right over the Airbus Aircraft or the provision of the relevant release documents in respect of such mortgage or priority right (if any) from the Company to Boeing Company; and

(3)   the warranties and representations under the Disposal Agreement remain true and accurate.

Payment terms	:	The consideration for the Disposal Agreement is payable by the Boeing Company in instalments by cash in United States dollars after the delivery of the Airbus Aircraft to the Boeing Company.

Delivery	:

The Airbus Aircraft shall be delivered on the basis of status quo in accordance with requirements of the Civil Aviation Administration of China. The Airbus Aircraft are expected to be delivered to the Boeing Company in stages from 2014 to 2015, with reference to the respective delivery dates of each of the Boeing Aircraft.

Completion of the Disposal Agreement	:	The completion of the Disposal will happen upon the conditions as set out in the Disposal Agreement having been fulfilled or waived by Boeing Company and receiving the consideration for the Disposal Agreement in full.

Discloseable transaction	:

The Disposal constitutes a discloseable transaction of the Company under the Listing Rules as applied by the Stock Exchange.

Moreover, the Disposal is also subject to the approval by the shareholders of the Company in general meeting of the Company pursuant to the Shanghai Listing Rules.

A notice of the general meeting of the Company containing, among others, details of the proposed resolutions for approving the Disposal will be sent to the shareholders of the Company in due course.

FURTHER INFORMATION

The Company and Boeing Company	:	The Company is principally engaged in the business of civil aviation. Boeing Company, to the knowledge of the Directors, is principally engaged in the business of aircraft manufacturing.

Reasons for entering into the Purchase Agreement and the Disposal Agreement, and benefits expected to accrue to the Company	:

The Boeing Aircraft will primarily be used to satisfy the increasing demand for international long-haul passenger air transportation routes, to increase the Company’s capacity in such routes, and to enhance the international routes network of the Company. The purchase of the Boeing Aircraft will further strengthen the Company’s competitiveness in the international civil aviation market and increase its operational capacity in international routes of the Company.

The Directors believe that the A340-600 aircraft have high operation costs and have relatively weak route competitiveness. The purchase of the Boeing Aircraft as well as the Disposal of the Airbus Aircraft at the same time will lower the unit operation costs of the Company, optimise the fleet structure for long-haul air transportation routes of the Company and increase the degree of comfort for our customers on medium-and-long-haul passenger air transportation routes.

As the consideration of the Disposal is based on the unaudited book value of the Airbus Aircraft as at the Delivery Dates, the unaudited book value of the Airbus Aircraft will decrease due to depreciation. The Directors expect that there will not be any significant gain or loss expected to accrue to the Company as a result of the Disposal.

It is technically not viable to determine the net profit attributable to just the Airbus Aircraft for the two previous financial years, however, there is no change in relation to the net profit attributable to the Airbus Aircraft for the two previous financial years as a result of the Disposal.

The ATKs of Airbus Aircraft in 2011 was approximately 861,263,300 tonne-kilometers, representing approximately 4.61% of the ATKs of the Company. Without considering the adjustments to be made to the aircraft fleet of the Company as a result of the market conditions and the age of the aircraft, the Acquisition will increase the ATKs of the Company by approximately 26.28% and the Disposal will decrease the ATKs of the Company by approximately 4.61% (based on the ATKs of the Company as at 31 December 2011). Since the Boeing Aircraft and the Airbus Aircraft are long-haul route aircraft and, as mentioned above, the Delivery Dates of each of the Airbus Aircraft will be determined with reference to the delivery dates of each of the Boeing Aircraft, the decrease in the Company’s capacity in international long- haul passenger air transportation routes, which may be caused by the Disposal, is expected to be alleviated as a result of the Acquisition. Therefore, the Disposal is not expected to affect the Company’s capacity in international long-haul passenger air transportation routes.

As mentioned above, part of the Consideration is, as currently contemplated, being funded through bank loans from commercial banks. The Acquisition may therefore result in an increase in the Company’s debt-to-equity ratio, but as the Consideration is payable by instalments, it is not expected to have substantial impact on the Company’s cash- flow position or its business operations.

The Directors currently intend to use the proceeds from the Disposal for its normal operating purposes.

The Acquisition and the Disposal have been approved by the Directors, and is subject to approval by the shareholders of the Company. The Acquisition is also subject to approvals by the relevant regulatory authority(ies) in the PRC in compliance with relevant regulatory requirements.

The Directors believe that the terms of the Purchase Agreement (including the price concessions under the Purchase Agreement) and the Disposal Agreement are fair and reasonable and in the interests of the Company’s shareholders as a whole.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

“Acquisition”	:	means the purchase of the Boeing Aircraft by the Company under the Purchase Agreement;
“Airbus Aircraft”	:	means the five Airbus A340–600 aircraft owned by the Company which form the subject matter of the Disposal Agreement;
“ATKs”	:	means the tonnes of capacity available for the transportation of revenue load (passengers and/or cargo) multiplied by the kilometres flown;
“Boeing Aircraft”	:	means twenty brand new Boeing B777–300ER aircraft;
“Boeing Company”	:	means Boeing Company, a company incorporated in the State of Delaware of the United States of America;

“Circular”	:	means the circular to be issued by the Company to its shareholders containing information required under the Listing Rules in respect of the Acquisition;

“Company”	:	means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H shares, A shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively;

“Consideration”	:	means the actual consideration payable by the Company to Boeing Company for the purchase of the Boeing Aircraft (taking into account of the price concessions);

“Delivery Dates”	:	means the respective dates on which the Company delivers each of the Airbus Aircraft to the Boeing Company pursuant to the Disposal Agreement;

“Directors”	:	means the directors of the Company;

“Disposal”	:	means the sale of the Airbus Aircraft by the Company under the Disposal Agreement;

“Disposal Agreement”	:	means the agreement entered into on 27 April 2012 by the Company (as seller) with Boeing Company (as purchaser) regarding the Disposal;

“Listing Rules”	:	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“PRC”	:	means the People’s Republic of China;

“Purchase Agreement”	:	means the agreement entered into on 27 April 2012 by the Company (as purchaser) with Boeing Company (as seller) regarding the Acquisition;

“RMB”	:	means renminbi, the lawful currency of the PRC;

“Shanghai Listing Rules”	:	means the 上海證券交易所股票上市規則 (Rules Governing the Listing of Stocks on Shanghai Stock Exchange);
“Stock Exchange”	:	means The Stock Exchange of Hong Kong Limited; and
“USD”	:	means United States dollar, the lawful currency of the United States of America.

For illustration purposes only, an exchange rate of USD1.00 to RMB6.28 is used in this announcement. No representation is made that any amount in RMB or USD is or could have been or could be converted at such rate or at any other rate or at all.

By order of the Directors

CHINA EASTERN AIRLINES CORPORATION LIMITED
WANG JIAN

Joint Company Secretary

As at the date of this announcement, the Directors are:

Liu Shaoyong	(Chairman)
Ma Xulun	(Vice Chairman, President)
Li Yangmin	(Director, Vice President)
Luo Zhuping	(Director)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Wu Xiaogen	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Shao Ruiqing	(Independent non-executive Director)

Shanghai, the PRC

27 April 2012

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